Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ICARUS BLOCKCHAIN GROUP INC.
Roelstraat 22A
Paramaribo, Suriname
www.ourox.io

Up to $106,998.57 in Series B Common Stock at $1.67
Minimum Target Amount: $9,999.96

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: ICARUS BLOCKCHAIN GROUP INC.
Address: Roelstraat 22A, Paramaribo, Suriname
State of Incorporation: DE
Date Incorporated: August 23, 2018

Terms:

Equity

Offering Minimum: $9,999.96 | 5,988 shares of Series B Common Stock
Offering Maximum: $106,998.57 | 64,071 shares of Series B Common Stock
Type of Security Offered: Series B Common Stock
Purchase Price of Security Offered: $1.67
Minimum Investment Amount (per investor): $250.50

The Company and its Business

Company Overview

We are a software development company offering FinTech solutions to Latin America and Caribbean markets, initially, with plans to expand globally. We are using blockchain technology to develop a FinTech platform for the Caribbean and Latin American regions that provides merchant services and blockchain technology development for institutional and corporate clients in the region. In addition, we are developing a platform for consumers and merchants to buy and sell digital currencies. The Company has a wholly-owned subsidiary named Icarus Systems NV, which is a Suriname company. Icarus Systems NV holds the intellectual property underlying the Company's digital exchange platform and will operate the digital exchange platform in the Caribbean and Latin America. Icarus Systems NV has no other assets or liabilities.

Competitors and Industry

Mercado Bitcoin: A cryptocurrency exchange for the Brazilian market. Bitso: A cryptocurrency exchange for the Mexican market. Ripio: RCN is a peer-to-peer global credit network protocol based on cosigned smart contracts and blockchain technology. Bitt: Bitt is a FinTech company that utilizes blockchain and distributed ledger technology to facilitate secure peer-to-peer transactions with seamless mobile money across a suite of Bitt's software and mobile applications.

Current Stage and Roadmap

Development Stage: Currently we have finished development of the FinTech platform and plan to launch at the end of October. We are in the final stages of development of the exchange and plan to launch in November. We plan to roll out several features over the next 4 quarters. We want to apply for an international banking license in Q2 2019. In addition, we will be applying for licenses in the jurisdictions worldwide where we will operate.

The Team

Officers and Directors

Name: Maya Parbhoe

Maya Parbhoe's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director, Chairperson and Chief Executive Officer
  Dates of Service: August 23, 2018 - Present
  Responsibilities: CEO, Director, Chairperson and Chief Executive Officer shall have general executive powers and shall have and may exercise any and all other powers and duties pertaining by law, regulations or practice to the office of the Chairman and the Chief Executive Officer, or imposed by the Bylaws of the Company.

Other business experience in the past three years:

- **Employer:** Icarus Geosystems NV
  Title: Chief Financial Officer
  Dates of Service: October 25, 2015 - Present
  Responsibilities: Internal financial controls, business development and strategy.

Name: Zeenat William

Zeenat William's current primary role is with Liberty Global. Zeenat William currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: August 23, 2018 - Present
  Responsibilities: is the senior executive responsible for managing the financial actions of a company. The CFO's duties include tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions.

- **Position:** Treasurer
  Dates of Service: August 23, 2018 - Present
  Responsibilities: has a watchdog role over all aspects of financial management, working closely with other members of the Management Committee to safeguard the organisation's finances. In summary, the Treasurer is responsible for: General financial oversight. Funding, fundraising and sales.

- **Position:** Director
  Dates of Service: August 23, 2018 - Present
  Responsibilities: Oversight of the business and activities of the Company

Other business experience in the past three years:

- **Employer:** Liberty Global
  Title: Manager Financial Controls Compliance
  Dates of Service: November 01, 2017 - Present
  Responsibilities: is responsible for establishing and maintaining internal control to achieve the objectives of effective and efficient operations, reliable financial reporting, and compliance with applicable laws and regulations.

Other business experience in the past three years:

- **Employer:** Ernst & Young
  Title: Manager Risk Advisory
  Dates of Service: November 01, 2016 - November 02, 2017
  Responsibilities: helping our clients improve the internal controls, risk management, governance, and compliance of their operations.

Other business experience in the past three years:

- **Employer:** Price Waterhouse Coopers
  Title: Senior Associate Assurance
  Dates of Service: September 01, 2012 - October 31, 2016
  Responsibilities: Examine financial and accounting records and tangible items such as plant and equipment or review certain processes or procedures being performed. Ask a range of questions from formal written questions to informal oral questions of a range of individuals at the organization. Obtain written confirmations of a certain matters. Test some of the organization's internal controls. Make judgments on significant estimates or assumptions that management made when they prepared the financial report.

Name: Nadira Ramautarsing

Nadira Ramautarsing's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: August 21, 2018 - Present
  Responsibilities: is responsible for overseeing the planning, development and execution of an organization's marketing and advertising initiatives

Other business experience in the past three years:

- **Employer:** Wulterkens LLP
  Title: Owner
  Dates of Service: March 01, 2012 - Present
  Responsibilities: Marketing, Finance, Purchasing, Sales, Managing

Name: Rajiv Kamperveen

Rajiv Kamperveen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Creative Officer
  Dates of Service: August 23, 2018 - Present
  Responsibilities: Is responsible for managing and directing the creative team and their output. Work history is non-existent, still a student.

Name: Gian Baldew

Gian Baldew's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and Vice President Business Development
  Dates of Service: August 23, 2018 - Present
  Responsibilities: developing and executing company sales and marketing plans, including implementing new ideas and tools for the company. They provide direction and planning for the company and oversee the workings of the company.

- **Position:** Secretary
  Dates of Service: August 23, 2018 - Present
  Responsibilities: is responsible for maintaining accurate documentation and meeting any legal requirements such as annual filing deadlines.

- **Position:** Director
  Dates of Service: August 23, 2018 - Present
  Responsibilities: Oversight of the business and affairs of the Company

Other business experience in the past three years:

- **Employer:** SUIT NV
  Title: Business Developer and Manager

Dates of Service: January 01, 2015 - Present
Responsibilities: developing and executing company sales and marketing plans, including implementing new ideas and tools for the company. Provide direction and planning for the company and oversee the workings of the company.

Name: Serge Tjin Wong Joe

Serge Tjin Wong Joe's current primary role is with Icarus Geosystems NV. Serge Tjin Wong Joe currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President of Business Development and Co-Founder
  Dates of Service: August 23, 2018 - Present
  Responsibilities: Responsible for seeking out new business opportunities for organizations. Develop, coordinate and implement plans designed to increase existing business and capture new opportunities.

Other business experience in the past three years:

- **Employer:** Icarus Geosystems NV
  Title: Chief Technical Officer
  Dates of Service: October 01, 2015 - Present
  Responsibilities: Responsible for overseeing all technical aspects of the company. The CTO works with Executive Management to grow the company through the use of technological resources.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series B Common Stock should only be undertaken by persons whose financial resources are

sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it is a better option than a competing product, or that the Company will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for this Offering was established by the Company. The valuation set by the Company in this Offering should not be treated as an indication of the value of the Company. In an early-stage company, a value for a company cannot be established as a result of the uncertainty at such stage. The valuation set for this Offering is only intended to be an indication of the amount the Company believes an investor may be willing to pay for the Series B Common Stock. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and the investor may risk overpaying for his, her or its investment.

The transferability of the Securities you are buying is limited
Any shares of Series B Common Stock purchased in this Offering is subject to SEC limitations of transfer. Therefore, the shares that the investor purchases cannot be resold for a period of one year. The exception to this rule is if the Company is transferring the shares back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of the investor's family, trust created for the benefit of his or her family, or in connection with his or her death or divorce.

Your investment could be illiquid for a long time
The investor should be prepared to hold the shares of Series B Common Stock for several years or longer. For the 12 months following the investment in this Offering there will be restrictions on how the investor can resell the securities he, she or it purchases. More importantly, there is no established market for these securities and there may never be one. As a result, if the investor decides to sell the shares of Series B Common Stock in the future, the investor may not be able to find a buyer.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series B Common Stock in the amount of up to $106,998.57 in this Offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not

survive. If the Company manages to raise only the minimum amount of funds sought in this Offering, then it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds," which will decrease the likelihood that the Company can build a successful operating business.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. The Company may determine, either because it is unable to raise funds through sales of equity or debt or because terms are more beneficial, to raise funds through collaborations, licensing, or other similar arrangements. Those arrangements often require payment of royalties or other compensation that decreases the amount of revenue and/or profit that the Company may generate in the future, and they may be structured to give exclusive rights to certain markets or technology. Any such arrangements could result in a reduction in the value of the assets of the Company or alter the financial outlook of the Company in a way that could have a positive or negative impact on the operating results of the Company.

Terms of subsequent financings may adversely impact your investment
The Company likely will need to engage in one or more equity or debt financings in the future, which may reduce the value of the Company's investment in the Series B Common Stock. Interest on debt securities could increase the Company's non-operating costs and negatively impact profitability. Preferred stock could be issued in one or more series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series B Common Stock. In addition, if the Company needs to raise more equity capital from the sale of Common Stock, then institutional or other investors may negotiate terms that are likely to be more favorable than the terms of the Series B Common Stock and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
The Company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate

based on the Company's current business plan. However, the Company may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and the Company will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding the Company's anticipated financial or operational performance are hypothetical and are based on management's best estimate of the results of the Company's operations and will not have been reviewed by the Company's independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of the Company's currently contemplated products and services are variants on one type of service, providing a platform for trading of security tokens. Therefore, the Company's revenues are dependent upon the market for security tokens and secondary trading thereof.

We may never have an operational product or service

The Company is currently in the research and development stage. Delays or cost overruns in the development of the Company's trading platform for security tokens and the failure of the product to meet the Company's performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in development, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. It is possible that the Company may never have an operational platform for the trading of security tokens or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders. Assuming that the Company is able to develop a platform for the trading of security tokens, numerous regulatory authorities, both in an out of the United States would need to permit the platform to become operational. If any regulatory authority objected to the platform or any aspects thereof, such regulatory authorities could prevent the platform from ever becoming operational. The regulatory landscape that the Company expects to navigate in order to achieve an operational platform is complex, and the Company may never be able to do so successfully. Even if the Company were to commence operations in one jurisdiction, it may not be able to operate an operational platform in one or more other jurisdictions for regulatory reasons. Any such regulatory issues would have a material adverse impact on our business.

Minority Holder; Securities with No Voting Rights

The Series B Common Stock does not provide investors with any voting rights or information rights and, to the extent the holders of Series B Common Stock are entitled to vote on a matter by law, they must vote in the same manner as the holders of Series B Common Stock. Therefore, holders of Series B Common Stock will have no ability to impact or otherwise influence the Company's decisions and will be required to trust the management of the Company to make good business decisions that grow the investors' investments.

We face significant market competition

Alternative and better capitalized platforms may be established. It is possible that alternative platforms could be established that utilize the same or similar technologies as those that will underlie the Company's trading platform or that facilitate services that are materially similar to the platform's services. Although no security token platform is well established, the Company is aware of several larger, established brands that have announced intentions to create and launch trading platforms for security tokens or other less established brands with significant capital that have made significant progress in launching a trading platform for security tokens. These companies have much better financial means, marketing and sales expertise and human resources than those of the Company. They may succeed in developing and marketing competing equivalent products earlier than the Company, or superior products than those developed by the Company. There can be no assurance that competitors will not render the Company's technology or products obsolete or that the Company's platform will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify. Competition from these alternative networks could negatively impact the Company's platform and the Series B Common Stock.

We are an early stage company and have not yet generated any profits

Icarus Blockchain Group Inc. was formed on August 23, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. The Company's current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. The Company has incurred a net loss and has had no revenues generated since inception. There is no assurance that the Company will be profitable in the next 3 years, or at all, or generate sufficient revenues to pay dividends to the holders of the shares of Series B Common Stock.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around the Company's intellectual property, find prior art to invalidate it, or render it unenforceable through some other mechanism. If competitors are able to bypass the Company's trademark and copyright protection without obtaining a license, then it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete. Moreover, if the Company's trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if the Company believes that a competitor is infringing on one or more of its common law trademarks or copyrights, the Company may choose not to file suit because it lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome or because the Company believes that the cost of enforcing its trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce the Company's trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of its intellectual property, reducing its ability to enter into licenses, and weakening its attempt to prevent competitors from entering the market. As a result, if the Company is unable to enforce its trademark(s) or copyright(s) because of the cost of enforcement, the investor's investment in the Company could be significantly and adversely affected.

The Company is vulnerable to hackers and cyber-attacks

The Company's trading platform and any blockchain on which the Company's products and/or any security tokens may rely may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of tokens that may trade on the Company's trading platform. If such attacks occur or security is compromised, this could expose us to liability and reputational harm cause a decline in the value of your investment. The software applications and other interfaces or applications upon which they rely or that will be built upon the Company's trading platform are unproven, and there can be no assurances that the operation of the Company's trading platform will be uninterrupted or fully secure, which may result in impermissible transfers or an unwillingness of users to access, adopt and utilize the Company's trading platform. Further, the Company's trading platform (and any technology, including blockchain technology, on which it relies) may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the Company's trading platform. Some market participants may oppose the development of distributed ledger or blockchain-based systems like those central to the Company's commercial mission. Many participants in the system currently used for trading securities around the world may oppose the development of capital markets systems and processes that utilize distributed ledger and blockchain-based systems. The market participants who may oppose such a system may include market participants with significantly greater resources, including financial resources and political influence, than the Company has itself. The ability of the Company to operate and achieve its commercial goals could be adversely affected by any actions of any such market participants that result in additional regulatory requirements or other activities that make it more difficult for the Company to operate, which could have a material adverse effect on the Company's operations and financial conditions.

Catastrophic events could disrupt and cause harm to the Company's business.
A natural disaster, fire, act of terrorism or other catastrophic event that results in the destruction or disruption of any of the Company's critical business operations or information technology systems could severely affect the Company's ability to conduct normal business operations and, as a result, its future operating results could be harmed.

The Company does not intend to pay dividends for the foreseeable future
The Company currently intends to retain any future earnings to finance the operation and expansion of its business and does not expect to declare or pay any dividends in the foreseeable future.

A majority of the board members are not independent
The Board consists 3 directors, which are designated for election by the largest stockholders of the Company, Ms. Parbhoe and Mr. Joe, and none of which are independent and disinterested from her. Because the Company does not have any independent directors and the controlling stockholders of the Company have no intention of electing any independent directors, the Company runs a greater risk that a significant error or irregularity could occur that could be materially damaging to the Company's stockholders and holders of Series B Common Stock.

Insufficient qualified personnel
If the Company is unable to retain, attract and integrate qualified personnel, then it ability to develop and successfully grow its business could be harmed. The Company believes that its future success is highly dependent on the contributions of its executive officers, as well as its ability to attract and retain highly skilled and experienced sales, research and development and other personnel. All of the Company's employees, including its executive officers, are free to terminate their employment relationship with the Company at any time, and their knowledge of the Company's business and industry may be difficult to replace. If one or more of the Company's executive officers or key employees leave, then the Company may not be able to fully integrate new personnel or replicate the prior working relationships, and its operations could suffer. Qualified individuals are in high demand, and the Company may incur significant costs to attract them. Many of the companies with which the Company competes for experienced personnel also have greater resources than those of the Company. If the Company is unable to attract and retain highly skilled personnel, then it may not be able to achieve its strategic objectives, and its business, financial condition and operating results could be adversely affected.

No market makers
The Company does not expect there to be any market makers to develop a trading market in security tokens. Most securities that are publicly traded in the United States and many other jurisdictions have one or more broker-dealers or similar parties acting as "market makers" for the security. A market maker is a firm that stands ready to buy and sell the security on a regular and continuous basis at publicly quoted prices. In the event that the Company successfully creates or develops a platform, the Company does not believe that the tokens traded thereon will have any market makers, which

could contribute to a lack of liquidity in those tokens and could have a material adverse effect on holders' ability to trade the tokens, which could have a materially negative impact on adoption and use of the platform.

No broad adoption

It is possible that the Company's trading platform, if developed, will not be used by a large number of issuers, broker-dealers or holders of security tokens or that there will be limited public interest in the creation and development of the platform. In addition, legal and regulatory developments could render the platform obsolete or impermissible. Such a lack of use or interest could negatively impact the development of the platform, the value of the Series B Common Stock and the financial position of the Company.

Unsuccessful global growth

The Company intends to begin the operation of its trading platform in Latin America and to grow its operations throughout the world, including the United States. The Company's ability to grow its business globally will depend on a number of factors, including, among others, success of its platform in Latin America, regulations in each jurisdiction in which it desires to operate, and adoption and brand recognition in every jurisdiction. The Company likely will face competition in each jurisdiction, which may be more difficult to compete with by the time the Company enters those markets. If the Company is unable to successfully grow internationally, then it may not be able to achieve its desired strategic and financial goals.

Series B Common Stock subordinate

The Series B Common Stock is equity, which by its nature is subordinate to any present or future debt obligations of the Company. The effect of this subordination is that if the Company is involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of its debt, if any, its assets will be available to distribute assets in liquidation only after all debt of the Company, if any, has been paid in full from those assets. The Company may not have sufficient assets remaining to make any distribution to the holders of Series B Common Stock after payment of its debt. The Company is not restricted from incurring any debt or other liabilities.

Poor customer service

If the Company's customers are not satisfied with its customer support, then they may choose not to again use the Company's products, which would adversely impact its business and operating results. The Company's business relies, in part, on its customers' satisfaction it provides to support its products. If the Company fails to provide support services that are responsive, satisfy its customers' expectations, and resolve issues that they encounter with its products, then customers may choose not to purchase additional products and the Company may face brand and reputational harm, which could adversely affect its operating results. The Company's ability to provide technical support and software updates has not yet been tested and may not be satisfactory.

Patents of third parties

The Company faces the risk that one or more know or unknown competitors may obtain patents or other protections covering technology critical to the operation of the Company's future trading platform. The Company believes that a number of organizations are or may be working to develop trading systems utilizing distributed ledger or blockchain technologies or other novel technologies that may be competitive with its own technology. Some or all of such organizations may have substantially greater technological expertise, experience with distributed ledger technologies and/or financial resources than the Company has, and many of them appear to be attempting to patent technologies that may be competitive with or similar to the technology the Company has developed. The Company does not have access to detailed information about the technologies these organizations and/or their respective purchasers may be attempting to patent. If one or more other persons, companies or organizations obtains a valid patent covering technology critical to the Company's trading platform, then the company may be unable or unwilling to license the technology, and it could become impossible for the Company's trading platform to operate, which could have a material adverse effect on the Company.

Licensed intellectual property

The development and operation of the Company's trading platform will require technology and intellectual property rights. The ability of the Company to develop and operate the trading platform in the future may depend on technology and intellectual property rights that the Company may license from unaffiliated third parties. If for any reason the Company were to fail to comply with its obligations under the applicable license agreement, or were unable to provide or were to fail to provide the technology and intellectual property that the Company's requires, then it would be unable to operate, which would have a material adverse effect on the Company's operations and financial conditions.

Violation of privacy or data protection laws

A violation of privacy or data protection laws could have a material adverse effect on the Company and the value of the Series B Common Stock. The Company and certain of its subsidiaries are subject to applicable privacy and data protection laws and regulations. Any violations of laws and regulations relating to the safeguarding of private information could subject the Company or any of them to fines, penalties or other regulatory actions, as well as to civil actions by affected parties. Any such violations could adversely affect the ability of the Company to operate the Company's trading platform, which could have a material adverse effect on the Company's operations and financial conditions.

Decreasing popularity of crypto assets

The popularity of crypto assets and crypto asset offerings may decrease in the future, which could have a material impact on the crypto asset industry and the Company's operations and financial conditions.

U.S. and foreign laws are complex

The Company's business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm the Company's business. Foreign data protection, privacy, broker dealer and other laws and regulations are often more restrictive than those in the U.S. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates. The growth of the Company's business and its expansion outside of Latin America may increase the potential of violating laws or the Company's internal policies and procedures. The risk of the Company's being found in violation of these or other laws and regulations is further increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts and are open to a variety of interpretations. Any action brought against the Company for violation of these or other laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert its management's attention from the operation of its business. If the Company's operations are found to be in violation of any of these laws and regulations, the Company may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines, the Company could be required to refund payments received by it, and it could be required to curtail or cease its operations. Any of the foregoing consequences could seriously harm its business and its financial results. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase its operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

Future development of distributed networks

The further development and acceptance of distributed networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of distributed networks and crypto assets would have an adverse material effect on the successful development and adoption of the Company's trading platform.

Uncertainty of growth of distributed ledger technology

The growth of the distributed ledger technology industry is subject to a high degree of uncertainty. The factors affecting the further development of the crypto assets and the security token industry, as well as blockchain networks, include, without limitation: • worldwide growth in the adoption and use of crypto assets, security tokens and other distributed ledger technologies; • government and quasi-government regulation of crypto assets, security tokens and other distributed ledger technologies and their use, or restrictions on or regulation of access to and operation of distributed networks or similar systems; • the maintenance and development of the open-source software protocol of crypto asset networks; • changes in consumer demographics and public tastes and preferences; • the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using government-backed currencies or existing networks; • general economic conditions and the regulatory environment relating to crypto assets; and • a decline in the popularity or acceptance of crypto assets or other distributed ledger-based tokens would adversely affect the Company's results of operations. The crypto asset and security token industries as a whole have been characterized by rapid changes and innovations and are constantly evolving. Although they have experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of distributed networks and blockchain assets may deter or delay the acceptance and adoption of security tokens.

Volatility of crypto assets

The prices of crypto assets are extremely volatile. Fluctuations in the price of crypto assets could materially and adversely affect the Company's business. The prices of crypto assets, such as bitcoin (BTC) and ether (ETH), and other crypto assets have historically been subject to dramatic fluctuations and are highly volatile. Several factors may influence the market price, if any, of the crypto assets, including, but not limited to: • the ability of the crypto assets to trade in a secondary market, if at all; • the availability of a trading platform for crypto assets; • global crypto asset and security token supply; • global crypto asset and security token demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of crypto assets like cryptocurrencies as payment for goods and services, the security of online crypto asset exchanges and digital wallets that hold crypto assets, the perception that the use and holding of crypto assets is safe and secure, and the regulatory restrictions on their use; • expectations with respect to the rate of inflation; • changes in the software, software requirements or hardware requirements underlying any crypto assets; • interest rates; • currency exchange rates, including the rates at which crypto assets may be exchanged for fiat currencies; • government-backed currency withdrawal and deposit policies of crypto asset exchanges; • interruptions in service from or failures of major crypto asset and security token exchange on which crypto assets and security tokens are traded; • investment and trading activities of large purchasers, including private and registered funds, that may directly or indirectly invest in securities tokens or other crypto assets; • monetary policies of governments, trade restrictions, currency devaluations and revaluations; • regulatory measures, if any, that affect the use of crypto assets and security tokens; • global or regional political, economic or financial events and situations; and • expectations among crypto assets participants that the value of security tokens or other crypto assets will soon change. A decrease in the price of a single crypto asset may cause volatility in the entire crypto asset and security token industry and may affect other crypto assets. For example, a security breach that affects purchaser or user confidence in bitcoin (BTC) or ether (ETH) may affect the industry as a whole and may also cause the price of crypto assets to fluctuate. Such volatility in the price of the crypto assets may result in significant loss over a short period of time.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our stockholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our stockholders and will have no such right.

Our director and officers are non-US persons
Several of our executive officers and/or directors are nonresidents of the United States. If any dispute arises with any of our directors or officers, it may be difficult to effect service of process and enforce judgments obtained in the United States against them in Suriname. Therefore, stockholders may be left without any way of enforcing remedies they obtain against such officers or directors.

The Company non-US subsidiary owns its core intellectual property
The Company's subsidiary, Icarus Systems N.V., a Suriname company, owns all of the intellectual property relating to the core infrastructure on which the Company's trading platform operates. The intellectual property protections in Suriname may not be as certain or robust as those that exist in the United States. Therefore, the intellectual property required to operate the Company's trading platform may be misappropriated or used without the Company or its subsidiary having much of a remedy or any remedy again the person or entity. Neither the Company nor its subsidiary has obtained any intellectual property protection the United States.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Maya Parbhoe	3,060,000	Series a common stock	40.8
Serge Tjin Wong Joe	2,340,000	Series a common stock	31.2

The Company's Securities

The Company has authorized Series A Common Stock, and Series B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 64,071 of Series B Common Stock.

Series A Common Stock

The amount of security authorized is 8,000,000 with a total of 7,500,000 outstanding.

Voting Rights

The holders of shares of Series A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholder and may act by written consent in lieu of a meeting.

Material Rights

The holders of shares of Series A Common Stock together with the holders of shares of Series B Common Stock are entitled to dividends if and when declared by the board of directors of the Company (the "Board") and paid to them. In the event of the liquidation, dissolution, or winding up of the Company, the holders of Series A Common Stock with the holders of Series B Common Stock will be entitled to share pro rata in all of the assets of the Company after payment of all liabilities and setting aside sufficient assets as required under law. In the event of a change of control of the Company, holders of Series A Common Stock and holders of Series B Common Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company upon distribution of the proceed received by the Company in the sale of assets. All holders of shares of Series A Common Stock are subject to a right of first refusal in favor of the Company. The Company has reserved for issuance 1,500,000 Series A Common stock through the Company's equity incentive plan, none of which have been granted.

Series B Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series B Common Stock.

Material Rights

The holders of shares of Series B Common Stock together with the holders of Series A Common Stock are entitled to dividends if and when declared by the Board and paid to them. In the event of the liquidation, dissolution, or winding up of the Company, the holders of Series B Common Stock with the holders of Series A Common Stock will be entitled to share pro rata in all of the assets of the Company after payment of all liabilities and setting aside sufficient assets as required under law. In the event of a change of control of the Company, holders of Series B Common Stock and holders of Series A Common Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company upon distribution of the proceed received by the Company in the sale of assets. Required Vote. To the fullest extent permitted by law, with respect to any matter on which the holders of Series B Common Stock are entitled to vote by law, the holders of Series B Common Stock shall vote all shares of Series B Common Stock in the same manner as a majority in voting power of the shares of Series A Common Stock vote their shares on such matter. Series B Holders shall have no Information Rights unless required by law.

What it means to be a minority holder

As an investor in Series B Common Stock, each investor will have limited rights in regards to the corporate actions of the Company, including any additional issuance of securities, the Company's repurchase of securities, a sale of the Company's by merger or consolidation, or a sale of all or substantially all of the Company's assets, or any Company transactions with related parties. Further, investors in this Offering may have rights less than those of other future investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors in this offering should understand the potential for dilution. Each investor's ownership of the Company could be diluted due to the Company issuing additional shares of capital stock of the Company. If the Company issues more shares of capital stock of the Company, then the percentage of all capital stock of the Company that you own will decrease, even though the value of the Company may increase, and investors will own a smaller portion of a company with greater value than before the dilution. An addition issuance of shares of capital stock of the Company could result from a stock offering (such as an initial public offering, another crowdfunding offering, a venture capital offering or angel investment), employees exercising stock options or other equity awards, or by conversion of certain instruments, such as convertible notes or warrants, into capital stock of the Company.

If the Board decides to issue additional shares of capital stock of the Company, then investors could experience (i) value dilution because each share of capital stock of the Company would be worth less than before the issuance, (ii) control dilution because the total percentage of the Company that each investor owns would be lower than before issuance, and (iii) earnings dilution because the amount each investor earns per share may be lower than before the issuance.

The type of dilution that is most detrimental to early-stage investors occurs when a company sells more shares of capital stock in a "down round," meaning at a lower valuation than in the earlier offering, including this offering.

If an investor making an investment expecting to own a certain percentage of the Company's capital stock or expecting each share to hold a certain amount of value, then it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share of capital stock, ownership percentage, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series A Common Stock
  Type of security sold: Equity
  Final amount sold: $4,800,000.00
  Number of Securities Sold: 6,000,000
  Use of proceeds: The Company acquired equity of Icarus Systems NV, which holds the intellectual property for the digital exchange platform that the Company will operate.
  Date: August 24, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
11 months

Foreseeable major expenses based on projections:
Research and development costs to develop additional features and products. Legal expenses to apply for MTL and ATS licenses in multiple jurisdictions.

Future operational challenges:
Growing the user base in multiple jurisdictions. Finding the right and qualified employees.

Future challenges related to capital resources:
If we scale/grow too fast, we might need additional capital at an accelerated rate.

Future milestones and events:
We plan to do a Reg D offering after the Reg CF, which will enable us to accelerate growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Cash on hand $120,000.00

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
These funds are not critical to our operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
The funds from this campaign are not necessary to the viability of the company. The funds raised from the crowdfunding campaign will enable us to grow at a accelerated

rate.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
12 months. Based on our current operating expenses, approximately $20,000.00 per month. Though 6 months of operating expenses have been paid in advance and we have an additional 6 months of operating expenses reserved in cash.

How long will you be able to operate the company if you raise your maximum funding goal?
If the company realizes it's funding goals we have an additional 12 months of operating expenses funded.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
We are contemplating a Reg D raise after the Reg CF raise to further advance growth.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Maya Parbhoe
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Upon the formation of the Company, Maya Parbhoe acquired 3,060,000 shares of Series A Common Stock in exchange for her equity ownership of Icarus Systems NV.
  Material Terms: Upon the formation of the Company, Maya Parbhoe acquired 3,060,000 shares of Series A Common Stock in exchange for her equity ownership of Icarus Systems NV.

- **Name of Entity:** Serge Tjin Wong Joe
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Upon the formation of the Company, Serge Tjin Wong Joe acquired 2,340,000 shares of Series A Common Stock in exchange for his equity ownership of Icarus Systems NV.
  Material Terms: Upon the formation of the Company, Serge Tjin Wong Joe acquired 2,340,000 shares of Series A Common Stock in exchange for his equity ownership of Icarus Systems NV.

- **Name of Entity:** Gian Baldew
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Upon the formation of the

Company, Gian Baldew acquired 600,000 shares of Series A Common Stock in exchange for his equity ownership of Icarus Systems NV.

Material Terms: Upon the formation of the Company, Gian Baldew acquired 600,000 shares of Series A Common Stock in exchange for his equity ownership of Icarus Systems NV.

Valuation

Pre-Money Valuation: $12,525,000.00

Valuation Details: The valuation is comparable to similar exchanges at the same stage. Coinbase was valued at 8 billion in its latest funding round. Circle was valued at nearly 3 billion in its latest round. Miami Crypto Exchange is valued at $10 million. We have a great team, with a vast amount of experience. The website and exchange platform are finished products. Therefore, the Board considers such a valuation to be fair considering the Company's current development stage and assets.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.96 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  40.0%
  Funds will be implemented into marketing the exchange and growing the user base. Our marketing strategy will be implemented on all social channels. None of the proceeds will be used by the subsidiary Icarus Systems NV.

- *Research & Development*
  40.0%
  The budget will be spent on Research & Development of the exchange (more features). None of the proceeds will be used by the subsidiary Icarus Systems NV.

- *Working Capital*
  14.0%
  Working capital will be used to pay for costs that company incurs during business development. None of the proceeds will be used by the subsidiary Icarus Systems NV.

If we raise the over allotment amount of $106,998.57, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  25.0%
  Funds will be implemented into marketing the exchange and growing the user base. Our marketing strategy will be implemented on all social channels. None of the proceeds will be used by the subsidiary Icarus Systems NV.

- *Research & Development*
  25.0%
  The budget will be spent on Research & Development of the platform. And development of the mobile application and payment processor. Adding features and building the multi-vendor marketplace. None of the proceeds will be used by the subsidiary Icarus Systems NV.

- *Company Employment*
  20.0%
  Salaries for employees of the company. None of the proceeds will be used by the subsidiary Icarus Systems NV.

- *Operations*
  10.0%
  General business operations, legal and licensing costs. None of the proceeds will be used by the subsidiary Icarus Systems NV.

- *Working Capital*
  14.0%
  For general costs of the exchange. None of the proceeds will be used by the subsidiary Icarus Systems NV.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.ourox.io

(Legal & Company tab).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ourox

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ICARUS BLOCKCHAIN GROUP INC.

[See attached]

I, Maya Inusha Parbhoe, the Chief Executive Officer of Icarus Blockchain Group Inc., hereby certify that the financial statements of Icarus Blockchain Group Inc., and notes thereto from Inception (August 23, 2018) to September 30, 2018, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company was not yet in existence in the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 16th of October 2018.



_____ (Signature)

_____CEO_____ (Title)

____October 16th 2018____ (Date)

ICARUS BLOCKCHAIN GROUP INC.

FINANCIAL STATEMENTS
(UNAUDITED)

FROM INCEPTION (AUGUST 23, 2018) TO SEPTEMBER 30, 2018

Icarus Blockchain Group Inc.
Index to Financial Statements
(unaudited)

ICARUS BLOCKCHAIN GROUP INC.
BALANCE SHEETS
SEPTEMBER 30, 2018
(unaudited)

Assets	
Current Assets:	
Cash	$ 120,000
Total Current Assets	120,000
Non-Current Assets	
Property, Plant & Equipment	-
Total Non-Current Assets	-
Total Assets	120,000
Liabilities and Equity	
Current Liabilities	
Trade and other borrowings	-
Short-term borrowings	-
Total Current Liabilities	-
Non-Current Liabilities	-
Long-term borrowings	-
Total Non-Current Liabilities	-
Total Liabilities	-
Stockholders' Equity	
Class A Common Stock, par value $0.00001 10,000,000 shares authorized, 6,000,000 issued and outstanding	60
Additional Paid In Capital	348,820
Retained Earnings	-
Net Income	(228,881)
Total Stockholders' Equity	120,000
Total Liabilities and Stockholders' Equity	$ 120,000

ICARUS BLOCKCHAIN GROUP INC.
STATEMENTS OF OPERATIONS
FOR (AUGUST 23, 2018) TO SEPTEMBER 30, 2018
(unaudited)

Revenue	$	-
Cost of Sales		-
Gross Profit		
Operating Expenses-		
Start-Up Costs		228,881
Total Operating Expenses		228,881
Net Income	$	(228,881)

ICARUS BLOCKCHAIN GROUP INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR (AUGUST 23, 2018) TO SEPTEMBER 30, 2018
(unaudited)

	Class A Common Stock			Additional Paid In Capital		Retained Earnings	
	Shares	Amount					
ugust 23, 2018	-	$	-	$	-	$	-
Issuance of Founders Shares	6,000,000		60		348,820		-
Net Income	-		-		-		(228,881)
eptember 30, 2018	6,000,000	$	60	$	348,820	$	(228,881)

6

ICARUS BLOCKCHAIN GROUP INC.
STATEMENTS OF CASH FLOWS
FOR (AUGUST 23, 2018) TO SEPTEMBER 30, 2018
(unaudited)

Cash Flows From Operating Activities		
Net Income	$	(228,881)
Net Cash Used in Operating Activities		(228,881)
Cash Flows From Financing Activities		
Contribution		348,881
Net Cash Flows From Financing Activities		348,881
Increase in Cash and Cash Equivalents		120,000
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	120,000
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	-
cash paid for income taxes	$	-

NOTE 1 – NATURE OF OPERATIONS

Icarus Blockchain Group Inc. was formed on August 23nd 2018 ("Inception") in the State of Delaware. The financial statements of Icarus Blockchain Group Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Paramaribo, Suriname.

Icarus Blockchain Group Inc., will be developing software for enterprises, companies, institutions and customers in the Caribbean and Latin American regions. Improving the financial infrastructure of the region by implementing Blockchain, distributed ledger technology, mobile applications, artificial intelligence technology and cloud computing. The company will also be developing a multi-vendor marketplace to allow peer-to-peer transactions between vendors and buyers. It is the company's mission to improve digital infrastructure for businesses and consumers in the region.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of October 16, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the development and sale of software and licensing thereof and the exploitation of services in Latin America and the Caribbean. when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company currently has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The company has a monthly operating cost of US $20,000. Which has been paid in advance until March 2019.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of August 23nd 2018, the company has currently issued 6,000,000 shares of our common stock. 1,500,000 shares have been reserved for the Employee Incentive Plan, though no shares have been granted to date.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a wholly-owned subsidiary named Icarus Systems NV, which is a Suriname company. Icarus Systems NV holds the intellectual property underlying the Company's digital exchange platform and will operate the digital exchange platform in the Caribbean and Latin America. Icarus Systems NV has no other assets or liabilities.
Upon the formation of the Company, Maya Parbhoe acquired 3,060,000 shares of Series A Common Stock in exchange for her equity ownership of Icarus Systems NV.
Upon the formation of the Company, Serge Tjin Wong Joe acquired 2,340,000 shares of Series A Common Stock in exchange for his equity ownership of Icarus Systems NV.
Upon the formation of the Company, Gian Baldew acquired 600,000 shares of Series A Common Stock in exchange for his equity ownership of Icarus Systems NV.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after September 30, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Maya Inusha Parbhoe, the Chief Financial Officer of Icarus Systems N.V., hereby certify that the financial statements of Icarus Systems N.V., and notes thereto for the periods ending December 31, 2017 and December 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 and 2017 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0. The company had no prior activities in those years.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 16th of October 2018.



_____ (Signature)

_____CEO_____ (Title)

16th of October 2018
_____ (Date)

ICARUS SYSTEMS N.V.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR YEARS ENDED DECEMBER 31, 2017 AND 2016

Icarus Systems N.V.
Index to Financial Statements
(unaudited)

ICARUS SYSTEMS N.V.
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016
(unaudited)

	December 31, 2017	December 31, 2016
ASSETS		
Current Assets		
Cash	-	-
Total Current Assets	-	-
Fixed Assets-Net	-	-
TOTAL ASSETS	$ -	$ -
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities	-	-
Long Term Liabilities	-	-
Total Liabilities	-	-
Equity		
Common Stock, par value $1 100 shares authorized, 100 issued and outstanding	100	100
Additional Paid In Capital-Common Stock	-	-
Subscription Receivable	(100)	(100)
Retained Earnings	-	-
Net Income	-	-
Total Equity	-	-
TOTAL LIABILITIES & EQUITY	$ -	$ -

ICARUS SYSTEMS N.V.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	December 31, 2017	December 31, 2016
Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit	-	-
Expense		
General and Administrative Expenses	-	-
Total Expense	-	-
Operating Income	-	-
Other Income	-	-
Other Expense	-	-
Income Tax	-	-
Net income	$ -	$ -

ICARUS SYSTEMS N.V.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

| | Common stock | | Subscription Receivable | Additional Paid-in Capital | Accumulated Earnings | Total Stockholders' Equity |
	Shares	Amount				
Balance at December 31, 2015	100	$ 100	$ (100)	$ -	$ -	$ -
Net income (loss)	-	-	-	-	-	-
Balance at December 31, 2016	100	100	(100)	-	-	-
Contribution	-	-	-	-	-	-
Distribution	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-
Balance at December 31, 2017	100	$ 100	$ (100)	$ -	$ -	$ -

ICARUS SYSTEMS NV.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	December 31, 2017	December 31, 2016
Cash flows from operating activities		
Net income	$ -	$ -
Net Cash Provided By Operating Activities:	-	-
Net (decrease) increase in cash and cash equivalents	-	-
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$ -	$ -
Supplemental Disclosures of Cash Information:	$ -	$ -
Cash paid for interest	$ -	$ -
cash paid for income taxes		
Non Cash Investing and Financing Activities:		
Subscription Receivable	$ 100	$ 100

NOTE 1 – NATURE OF OPERATIONS

Icarus Systems NV was formed on December 5th 2015 ("Inception") in Paramaribo, Suriname. The financial statements of Icarus Systems NV (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Paramaribo, Suriname.

Icarus Systems NV will be developing software for enterprises, companies, institutions and customers in Suriname and operating the cryptocurrency exchange OuroX. Improving the financial infrastructure of the region by implementing Blockchain, distributed ledger technology, mobile applications, artificial intelligence technology and cloud computing. The company will also be developing a multi-vendor marketplace to allow peer-to-peer transactions between vendors and buyers. It is the company's mission to improve digital infrastructure for businesses and consumers in the country.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of October 16, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the development and sale of software and licensing thereof and the exploitation of services in Latin America and the Caribbean. when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the Suriname which it believes to be creditworthy.

NOTE 3 – DEBT

The company currently has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 100 shares of our common stock with par value of $1. As of August 23nd 2018, the company is wholly owned subsidiary of Icarus Blockchain Group Inc.

NOTE 6 – RELATED PARTY TRANSACTIONS

Icarus Systems NV is a wholly-owned subsidiary of Icarus Blockchain Group Inc. which is a Delaware company. Icarus Systems NV holds the intellectual property underlying the digital exchange platform and will operate the digital exchange platform in the Caribbean and Latin America. Icarus Systems NV has no other assets or liabilities.
Upon the formation of Icarus Blockchain Group Inc., Maya Parbhoe acquired 3,060,000 shares of Series A Common Stock in exchange for her equity ownership of Icarus Systems NV.
Upon the formation of Icarus Blockchain Group Inc., Serge Tjin Wong Joe acquired 2,340,000 shares of Series A Common Stock in exchange for his equity ownership of Icarus Systems NV.
Upon the formation of Icarus Blockchain Group Inc., Gian Baldew acquired 600,000 shares of Series A Common Stock in exchange for his equity ownership of Icarus Systems NV.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after September 30, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]







This offering is not live or open to the public at this moment.

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Raised of $10K - $107K goal

OuroX

FinTech for Latin America & Caribbean

Small OPO · Wilmington, DE
Financial Services
Accepting International Investment

Overview Team Terms Updates Comments Share

The world as we know it is changing.

We believe every facet of modern life is about to go through a revolutionary change thanks to the advent of cryptocurrencies and smart contracts via blockchain. The future is increasingly decentralized, and that will leave a major impression on your life.

From the ways your clothes are made and delivered, to how the components in your TV or cellphone talk to one another, this recent technological leap promises to revitalize modern life. Still, there are hundreds of millions of people who may not be able to access that bright future unless something changes.

There are about 650 million people across the Caribbean and Latin American regions, and all of them are looking for their chance to bring their knowledge, passion, inspiration, and experiences to the new global marketplace. It is estimated that 70% of those people - or more than 400 million people - are unbanked or financially underserved, a

huge market encompassing billions of dollars (Source). Those 400 million people are at a disadvantage because of their limited access to basic banking services and a dedicated, reliable cryptocurrency exchange that's capable of bringing their communities into the future (Source).

That's why we're building OuroX, the first and only cryptocurrency exchange of which we're aware that's dedicated specifically to the Caribbean and Latin America. OuroX will provide a lifeline into the future for hundreds of millions of people. And this investment opportunity is your chance to be a part of it.

Try buying (and trading in) Bitcoin from Suriname, South America. It's not only a hassle, but more close to impossible. This led CEO Maya Parbhoe to pursue the creation of this company. Even a simple wire can be a daunting task. Forget being able to purchase anything online.

Failure to keep up with technological advances in the financial services industry is impeding regional economic growth and competitiveness by costing more time and funds for even basic financial transactions, compared to North America, Europe and Asia.

OPPORTUNITY FOR RADICAL CHANGE AND IMPROVEMENT

We are therefore preparing to launch a comprehensive set of cutting edge FinTech based financial and trade services in the Latin American and Caribbean regions, including:

A highly innovative exchange with a comprehensive trading platform and professional UI named OuroX;
An online and mobile payment processor;
A comprehensive multi-vendor marketplace named Fuente;
A regional shipping costs and logistics calculation tool.

A FINANCIAL REVOLUTION IN LATIN AMERICA

OUROX EXCHANGE

What is OuroX?

OuroX is, at its core, a trustworthy, reliable, secure and cutting-edge cryptocurrency exchange with a comprehensive trading platform and professional UI specifically created to service the Latin American and Caribbean Regions. Though it might be limited to hosting the largest cryptocurrencies at its launch, OuroX will still deliver high-quality functionality with a unique spin that reflects the region. Furthermore, while OuroX will begin as an exchange, we believe it will end as so much more, because OuroX is entering a market that is ripe for disruption.

OuroX Exchange's Amazing Features

OuroX will launch equipped with features standard to any

FUENTE

The Fuente marketplace, where buyers and sellers can connect, will create sustainable economic growth in regions where entrepreneurs now have trouble connecting and doing business securely and conveniently.

BLOCKCHAIN

Using Blockchain and distributed ledger technology we believe we can reduce costs and make transfers fast and easy (in real-time) worldwide. We believe that with the FinTech applications in our hands, we have the ability to improve the consumer banking and payment systems in the Latin American region.

WE HAVE A VISION FOR A

OuroX will launch equipped with features standard to any major cryptocurrency exchange. Currently in development with AlphaPoint, the exchange will be an advanced platform capable of handling over one million trades/second. It will launch with five of the largest cryptocurrencies (BTC, ETH, LTC, XRP and EOS).

Where OuroX differentiates itself at the outset is its unique dedication to the Caribbean and Latin American markets. The platform will support English, Spanish and Portuguese to reach the widest audience. Eventually, the platform will support fiat currencies of every market OuroX enters. But at the launch, functions will be basic.

WE HAVE A VISION FOR A CUTTING EDGE FINTECH PLATFORM; THE BEST PLATFORM IN LATIN AMERICA AND THE CARIBBEAN, WITH A GLOBAL FUTURE.

THE OFFERING

Investment

$1.67/share of Series B Common Stock | When you invest you are betting the company's future value will exceed $12.6M.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

DEVELOPMENT STAGE

Currently we have finished development of the exchange platform, which will launch with the 5 top crypto currencies based on Blockchain technology, and will be launching at the end of October. We will be rolling out several features over the next 4 quarters. Blockchain based payment processing is one of the features we will be developing in the first quarter of 2019. We want to apply for an international banking license in the second quarter of 2019. And will be applying for licenses in the jurisdictions where we will operate.

A NEW VISION: OUROX EXCHANGE

AN EXCHANGE AND A REGION IN NEED OF INNOVATION

Though there are exchanges available, we strongly believe that there is a need for a trustworthy, reliable and secure exchange with a comprehensive trading platform and professional UI.



The Latin American and Caribbean regions lack a dedicated cryptocurrency exchange because FinTech and trade services infrastructure are generally underdeveloped and lag behind other centers of finance. Nevertheless, markets arise whether or not they have the infrastructure to back them, so the regions have made due.



Therefore, while financial services are still available to function, they are tightly monopolized by a few institutions, usually state-sponsored. This lack of support impedes economic growth and competitiveness across the regions, affecting the cost, speed, and ease of financial transactions.

The situation these regions face is difficult. Workarounds might exist but are insecure and poorly built, and the regions suffer. Entrepreneurship and business ownership becomes very difficult due to the overwhelmingly high barriers to entry. Services are provided slowly and selectively, and stagnation is the norm.

What's more, these obstacles also negatively impact fair credit across the regions, keeping businesses in the hands of the wealthiest few (Source). We believe that without a means to secure credit, individuals and businesses are forced to contract, while communities have to make choices that impact lives. Improvements are put off and people suffer. The end result is a hostile environment for both companies and people.

We believe that a cutting edge blockchain based exchange and trading platform built for the regions can help alleviate some of those issues.

We have a vision for a cutting edge exchange; the best exchange in Latin America and the Caribbean, with a global future. And with all our FinTech services, changing the way people interact financially.

WHAT WILL DISTINGUISH OUROX FROM EXISTING REGIONAL EXCHANGES?

According to our research, most regionally accessible exchanges have a poor technical architecture and an insecure platform, the majority of which have been built by people with some technical background. This results often in exchanges that are rushed and use the simplest approach to get up and running. We believe that this might be a low cost way to start, but leaves the exchange open to a lot of vulnerabilities. They have poor market liquidity and thin order books. Slippage is a major problem for traders and users alike. They generally have poor customer service and international support.

Furthermore, putting regional business at an even greater disadvantage is the lack of adequate capacity of current exchanges to accept new investors. There are waiting lists and high liquidity thresholds discouraging entry of these potential new investors.

As a cutting-edge, blockchain-based exchange and trading platform, OuroX wants to guarantee access to a revolutionary new economy for millions of people across the regions. A secure cryptocurrency exchange will provide a lifeline for investment, growth, and competition by creating an impartial financial infrastructure. Furthermore, once established, OuroX can become the foundation for further improvements.

Following OuroX's establishment in October 2018, the platform will work to establish new functions to better serve the regions. The first addition will be the creation of both merchant services and payment-processing functionality to make OuroX a platform capable of handling every step for entrepreneurs and small businesses. Secured by the blockchain, this will provide peace of mind and a plethora of new options.

Add to the above the slow and costly banking transfer practices that are common throughout the region, and it quickly becomes obvious that there is a huge potential for a cutting edge Blockchain based exchange and trading platform.

OuroX will provide a stable solution to a number of the problems facing the Latin American and Caribbean regions by providing a funding route, a means of trading, and the means to facilitate transactions. Just by making these services readily available, OuroX will greatly stimulate entrepreneurship across the region and enable companies to scale more easily than ever before.

Finally, before the end of 2019, OuroX plans to establish a marketplace connecting lenders with borrowers through smart contracts, thus creating an independent credit system. This alternative marketplace would let people connect directly, thus securing loans on friendlier terms. Not only would this lift a massive burden from entrepreneurs in Latin America and the Caribbean, this would allow OuroX to pursue other methods of establishing credit, such as pooled funds and community-driven ratings.

Building a fairer alternative for everyone across these regions is our ultimate goal and it gives OuroX an immense leg-up. Because when we succeed, everyone will succeed.

FUENTE: A COMPREHENSIVE MULTI-VENDOR MARKETPLACE



A REGION IN NEED OF A COMMON MARKETPLACE AND TRANSPARENT SHIPPING AND LOGISTICS APPLICATIONS

At present and to our knowledge, there is no online marketplace available for manufacturers, distributors, sellers and buyers in the region that is in any way comparable to successful platforms that are available in North America and Asia.

The Fuente marketplace, where buyers and sellers can connect, will create sustainable economic growth in regions where entrepreneurs now have trouble connecting and doing business securely and conveniently.

BLOCKCHAIN BASED PAYMENT PROCESSORS

ENABLING FAST AND EASY TRANSFERS

The use of digital payments is on the rise.

However, currently the costs for transferring funds are high, according to our research, about 8% averages worldwide. Using Blockchain and distributed ledger technology we can reduce costs and make transfers fast and easy (in real-time) worldwide.





With the FinTech applications in our hands, we have the ability to improve the consumer banking and payment systems in the Latin American region.
With our platform we can increase accessibility to modern technologies to our customer base. We can enable mobile payments and transactions and change the financial infrastructure of the region.

MAP O.4
Two-thirds of unbanked adults have a mobile phone
Adults without an account owning a mobile phone, 2017

1 million
10 million
100 million
200 million

Sources: Global Findex database; Gallup World Poll 2017.
Note: Data are not displayed for economies where the share of adults without an account is 5 percent or less.

WITH P2P LENDING AND CROWDFUNDING WE CAN OFFER ALTERNATIVES FOR FUNDING ON THE PLATFORM.

We can enable entrepreneurs to grow and scale their businesses. Moreover, we can provide easy access to finance to the many unbanked in the region, given that according to Global Findex data 2017, mobile phone ownership is widespread among the unbanked. Globally, about two-thirds of all 1.1 billion unbanked adults, do have a mobile phone (Global Findex Database).

HOW OUROX PLANS TO CHANGE THE WORLD

With the team's combined knowledge of the region and firsthand experiences (and frustrations) with its issues, no one knows the industry quite like they do. And that's exactly why OuroX has such an incredible opportunity to make a drastic difference in these developing economies.

A reliable and secure trading platform and cryptocurrency exchange provides a pathway for funding and expansion. When it is able to add in merchant services and peer-to-peer lending, OuroX has the chance to seize on something very rare and unique. We believe it has a chance to step into a vacuum to facilitate entrepreneurship and small business growth across the region in nearly unimaginable ways. In our opinion, OuroX, once all of its features have been implemented, can literally transform Latin America and the Caribbean.

In the US, this transformation came about through Amazon's ubiquitous adoption; China went through a similar change with the introduction of Alibaba & TenCent. But the Latin American, South American, and Caribbean markets have had no such logistical behemoth. We believe that, OuroX has the chance to become that.

This means that eventually, OuroX hopes to encompass e-commerce and logistics, as well. We believe that a platform like OuroX not only has the chance to reshape the region's economic infrastructure, it also has the chance to leave a significant and lasting impression on physical infrastructure as well. One day soon, we believe that OuroX could build up the transportation infrastructure of the Caribbean and Latin American regions to ensure shipping transparency, guaranteed accurate shipping prices, and unparalleled access to even the most remote of communities. It will boost regional commerce and facilitate the easier movement of freight.

A chance to put a latin American startup on the map. And a chance to bring a message of prosperity to the region.





INVEST IN OUROX TODAY!

Now is a great time to consider investing in OuroX. We are well positioned to benefit from the booming FinTech industry in the Latin American and Caribbean regions which is ripe with opportunities for those equipped to grab them.

We believe that OuroX is your chance to actually become a ground-floor investor in a company capable of solving real issues for millions of people. We believe that we have the tools to capitalize on the massive opportunities in these regions.

We believe that OuroX solves some of the issues facing the regions, the execution will be solid thanks to AlphaPoint, and the leadership is exceptional.

Nevertheless, the true opportunity here isn't just the business, its the ability to affect real positive change for hundreds of millions of people. And when an entire region benefits, you'll benefit, and the world will benefit. Don't miss your chance to to put down a tangible commitment to a better future for yourself and half the hemisphere.

August 2017

Idea and Team Acquisition

We got the idea for OuroX and started looking for qualified team members!

March 2018

Whitepaper

August 2018

Incorporated!

We incorporated Icarus Blockchain Group Inc.!

September 2018

Website

October 2018

Exhibiting at several events!

We'll be exhibiting at several events in Miami, LA and Singapore in October and November 2018! Follow us on Facebook to be a part of the journey!

November 2018

Anticipated Exchange Launch

April 2019

New System Release

Online and Mobile Payment System Release (Anticipated)

June 2020

Fuente

App Launch

We had our team and started developing the white paper!

Launch!

We launched our website www.ourox.io!

We anticipate to launch the exchange for the Caribbean and Latin American regions!

App Launch

Fuente Marketplace and Shipping & Logistics app launch! (Anticipated)

Meet Our Team



Maya Parbhoe

CEO, Director, Chairperson and Chief Executive Officer

Maya Parbhoe is a serial entrepreneur. Starting her own import company when she was only 15 years old. The typical entrepreneur; starting with only a few dollars in savings, reinvesting profits and working long hours to build the company. That eventually enabled her to start her second venture, Icarus Geosystems, with cofounder Serge Tjin Wong Joe in 2015. Icarus Geosystems is an established company offering geosynthetic engineering solutions to the mining, oil, gas industries and government. In the first 18 months since founding, Icarus Geosystems has grown into a multi million USD company. Neither company has ever accepted any outside investments or taken out any business loans.





Serge Tjin Wong Joe

Co-Founder, President of Business Development

Serge Tjin Wong Joe is a Civil Engineer with over 20 years of experience as former director in engineering company IBT. From an early age Serge has been exposed to and has later been involved in various businesses run by his family including general retail, automotive and banking. Through the formation of Icarus Geosystems an ideal atmosphere was created for Serge to make optimal use of both his technical and entrepreneurial skills.





Gian Baldew

Co-Founder, Vice President of Business Development, Secretary and Director

Seeing the potential of the platform through the critical eye of a cryptocurrency trader, which he has been since april 2017, Gian was one of the first investors, providing funding for development of the exchange trading platform. Gian is a young entrepreneur expanding and managing his family business, well known for their nightclubs and hotel for the past three years. He is currently enrolled in his final year of International Business Management at FHR Business School. In addition, he is studying to be a broker dealer on Kaplan and preparing for the Series 7 exam.





Zeenat William
Chief Financial Officer, Treasurer and Director

Ms. William holds a Master's degree in Accounting, Auditing and Control and obtained her Dutch CPA certification (Registeraccountant) in 2016. She started her career as an external auditor at PwC and has broad experience in auditing US listed companies as well as private companies. She has worked closely with the finance functions of leaders in the oil- and gas, chemicals and aircraft leasing industry. At PwC she had the opportunity to develop and sharpen her technical accounting and auditing skills. After six years of auditing, Ms. William joined the risk advisory practice at Ernst and Young. As a consultant she advised several clients in different industries on their risk, internal audit and internal control processes. This is where Zeenat developed her passion for internal control and risk management. Zeenat is currently working for Liberty Global, where she is responsible for the internal control framework of several entities.





Nadira Ramautarsing
Chief Marketing Officer

Marketing mogul Nadira Ramautarsing, MSc., started her first international enterprise at age 21, co-founding three additional businesses to date. With her unique understanding of digital and global markets her influence spans Europe, South America and the United States, where she advises business executives on strategic branding and content marketing. As CMO of OuroX, her core focus is maximizing the use of the Exchange and other FinTech services that OuroX offers to the B2B & B2C markets, with immediate expansion to the Latin and South American region. Nadira has a Master of Science degree in Marketing from The Vrije University in Amsterdam in the Netherlands. And a Bachelor of Science degree in International Business Administration from Erasmus University Rotterdam, The Netherlands.





Rajiv Kamperveen
Chief Creative Officer

With over 10 years of experience in branding, advertising, campaign development and digital illustration, I dedicated the last two years creating and researching visual identities for artists in the music industry including a wide array of start-ups. He has previously worked as the Art Director of 207 Recordings/Top Notch in The Netherlands. And was the Art Director of Kunstlinie Almere Flevoland before that, also in The Netherlands.



Offering Summary

Maximum 64,071* (shares of Series B Common Stock ($106,998.57)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 5,988 shares of Series B Common Stock ($9,999.96)

Company	ICARUS BLOCKCHAIN GROUP INC. d/b/a OurOx
Corporate Address	Roelstraat 22A Paramaribo Suriname
Description of Business	Icarus Blockchain Group Inc. is a Software development company offering FinTech solutions to

LatAm and Caribbean markets, using blockchain to develop a FinTech platform for the Caribbean and LatAm regions, providing merchant services and developing Blockchain technology for institutional and corporate clients in the region, and developing a platform for consumers and merchants to buy and sell digital currencies.

Type of Security Offered	Series B Common Stock (the "Shares" or "Securities")
Purchase Price of Security Offered	$1.67 per share
Minimum Investment Amount (per investor)	$250.50

The 10% Bonus for StartEngine Shareholders

ICARUS BLOCKCHAIN GROUP INC. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Series B Common Stock at $1.67 / share, you will receive 10 Series B Common Stock bonus shares, meaning you'll own 110 shares for $167.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Fade in: OuroX

The world as we know it is changing.

Latin America is a region in need of innovation.

Introducing OuroX

FinTech based financial and trade services in the Latin American and Caribbean regions.

OuroX Exchange is a trustworthy, reliable, secure & comprehensive trading platform.

Blockchain payment processors will enable financial inclusion of millions in the region.

Using Blockchain and distributed ledger technology we can reduce costs and make transfers fast and easy (in real-time) worldwide.

The Fuente Marketplace is where buyers and sellers can connect securely and conveniently.

It's time for radical change and improvement.

We have a vision for a cutting edge platform.

The best platform on Latin America and the Caribbean.

With a global future.

Be a part of the financial future of Latin America.

Learn more and download our whitepaper at ourox.io

Ourox

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:54 AM 08/23/2018
FILED 08:54 AM 08/23/2018
SR 20186314064 - File Number 7027109

CERTIFICATE OF INCORPORATION
OF
ICARUS BLOCKCHAIN GROUP INC.

I, the undersigned, for the purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware, do execute this Certificate of Incorporation and do hereby certify as follows:

FIRST: The name of this corporation is Icarus Blockchain Group Inc. (the "Corporation").

SECOND: The address of the corporation's registered office in the State of Delaware is 1013 Centre Road, Suite 403-B, City of Wilmington, County of New Castle, 19805. The name of its registered agent at such address is Vcorp Services, LLC.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "General Corporation Law").

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 10,000,000 shares of Common Stock, par value $0.00001 per share ("Common Stock"), 8,000,000 of which are designated as Series A Common Stock, par value $0.00001 per share ("Series A Common Stock"), and 2,000,000 of which are designated as Series B Common Stock, par value $0.00001 per share ("Series B Common Stock").

The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Series B Common Stock are identical with those of the Series A Common Stock other than in respect of voting and information rights as set forth herein, and for all purposes under this Certificate of Incorporation, the shares of Common Stock shall together constitute a single class of capital stock of the Corporation.

A. Voting Rights.

1. General. Except as otherwise required by law or this Certificate of Incorporation, at all meetings of stockholders and pursuant to all written actions in lieu of meetings (a) the holder of Series A Common Stock are entitled to one vote for each of share of Series A Common Stock, and (b) the holder of Series B Common Stock have no voting rights. The number of authorized shares of Series A Common Stock or Series B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more other series of Common Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2. Required Vote. To the fullest extent permitted by law, with respect to any matter on which the holders of Series B Common Stock are entitled to vote by law, the holders of

Series B Common Stock shall vote all shares of Series B Common Stock in the same manner as a majority in voting power of the shares of Series A Common Stock vote their shares on such matter.

B. **Information Rights**. To the fullest extent not prohibit by law, holders of Series B Common Stock shall not be entitled to inspect or make copies and extracts from the Corporation's stock ledger, a list of its stockholders, or its other books and records, and the books and records of subsidiaries of the Corporation, if any, in the manner provided in Section 220 of the General Corporation Law.

FIFTH: The incorporator of the Corporation is Marc Boiron, whose mailing address is 5670 Wilshire Boulevard, Suite 1800, Los Angeles, CA 90036.

SIXTH: Unless and except to the extent that the Bylaws of the Corporation (the "Bylaws") shall so require, the election of directors of the Corporation need not be by written ballot.

SEVENTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

EIGHTH: A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted by the General Corporation Law as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

NINTH: The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article.

TENTH: Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the General Corporation Law, this Certificate of Incorporation or the Bylaws, or (iv) any action or proceeding asserting a claim governed by the internal affairs doctrine.

* * *

4836-6434-2896, v. 1

The undersigned incorporator hereby acknowledges that the foregoing certificate of incorporation is his act and deed on this 22nd day of August, 2018.

Name: Marc Boiron
Incorporator

4836-6434-2896, v. 1